2025
Half-Year
Financial
Report

argenx Half-Year 2025 Financial Report	1

argenx Half-Year 2025 Financial Report	Management report	2

Table of Contents	Management Report	Financial Statements	Notes
Management Report
1Main events in the first six months of 2025
FIRST QUARTER OF 2025
Refer to our Q1 2025 press release.
SECOND QUARTER OF 2025 AND RECENT BUSINESS UPDATE
“We continue to make meaningful progress towards our Vision 2030, advancing bold innovation that has already reached more than 15,000 patients globally” said Tim Van Hauwermeiren, Chief Executive Officer of argenx.
“VYVGART is delivering strong growth across all indications, formulations and regions. We are still in the early stages of capturing the full market opportunity in MG and CIDP, with the recent launch of the VYVGART SC prefilled syringe driving demand from new patients and prescribers. In MG, we are shaping the market as the fastest growing biologic, moving earlier in the patient treatment paradigm, and working toward the broadest possible label. In CIDP, we continue to see consistent patient growth, with ample runway to reach the 12,000 patients in the U.S. who remain inadequately controlled on standard of care. This is just the beginning of the larger growth opportunity ahead. With six registrational and six proof-of-concept readouts expected by the end of 2026, we are executing on our proven innovation playbook that is delivering pipeline-in-a-product opportunities aimed at transforming care for patients with high unmet need.”
Advancing Towards Vision 2030
argenx has established its strategic priorities to advance Vision 2030, aiming to treat 50,000 patients globally with its medicines, secure 10 labeled indications across all approved medicines, and advance five pipeline candidates into
Phase 3 development by 2030.
Expand global VYVGART opportunity and launch VYVGART SC as prefilled syringe
VYVGART® (IV: efgartigimod alfa-fcab and SC: efgartigimod alfa and hyaluronidase-qvfc) is a first-and-only IgG Fc-
antibody fragment that targets the neonatal Fc receptor (FcRn). It is approved in three indications, including generalized myasthenia gravis (gMG) globally, primary immune thrombocytopenia (ITP) in Japan, and chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S., Japan, China, and the EU. The VYVGART-SC
prefilled syringe (PFS) is now approved for use in the U.S. and EU.
•Generated global product net sales (inclusive of both VYVGART and VYVGART SC) of $1,739 million in the first six months of 2025
–Strong underlying fundamentals across key patient and prescriber metrics with 98% operational growth in product net sales year-over-year from the first six months of 2024
•First patient dosed in Germany following European Commission (EC) approval for VYVGART-SC (vial and PFS)
for CIDP
•PFS decision on approval for gMG and CIDP expected in Japan and Canada by end of year
•Evidence generation through label-enabling studies:
–Topline results expected in second half of 2025 for seronegative gMG (ADAPT-SERON) and first half of
2026 for ocular MG (ADAPT OCULUS)
–Topline results expected in second half of 2026 to support FDA submission of VYVGART IV for primary ITP
(ADVANCE-NEXT)

argenx Half-Year 2025 Financial Report	Management report	3

Table of Contents	Management Report	Financial Statements	Notes
Execute 10 registrational and 10 proof-of-concept studies across efgartigimod, empasiprubart and ARGX-119 to advance the next wave of launches argenx continues to demonstrate breadth and depth within its immunology pipeline, advancing multiple first-in-class product candidates with potential across high-need indications.
Efgartigimod Development
Efgartigimod is being studied across 15 severe autoimmune diseases, highlighting the broad potential of FcRn biology in neurology, rheumatology, and beyond.
•Registrational studies are currently ongoing in idiopathic inflammatory myopathies (IIM or myositis), thyroid eye disease (TED), and Sjögren’s disease
–Topline results from ALKIVIA study evaluating three myositis subsets (immune-mediated necrotizing myopathy (IMNM), anti-synthetase syndrome (ASyS) and dermatomyositis (DM)) expected in second half of 2026
–Topline results from two registrational UplighTED studies (TED) expected in second half of 2026
–Topline results from registrational UNITY study (Sjögren’s disease) expected in 2027
•Proof-of-concept studies ongoing in lupus nephritis (LN), systemic sclerosis (SSc) and antibody mediated rejection
(AMR); topline results expected for LN in fourth quarter of 2025, SSc in second half of 2026, and AMR in 2027
Empasiprubart Development
Empasiprubart, a first-in-class, humanized, monoclonal antibody that specifically binds to C2, is currently being evaluated in four indications. These include registrational studies in multifocal motor neuropathy (MMN) and CIDP, and proof-of-concept studies in delayed graft function (DGF) and DM.
•Topline results from registrational EMPASSION study (MMN) evaluating empasiprubart head-to-head versus IVIg expected in second half of 2026
•Registrational EMVIGORATE study ongoing in CIDP evaluating empasiprubart head-to-head versus IVIg
•Topline results expected for DGF in the second half of 2025 and for DM in first half of 2026
ARGX-119 Development
ARGX-119, a first-in-class agonist antibody that targets muscle-specific kinase (MuSK), is being evaluated in congenital myasthenic syndromes (CMS), amyotrophic lateral sclerosis (ALS), and spinal muscular atrophy (SMA).
•Registrational study to start in CMS in 2026 following positive Phase 1b proof-of-concept data
•Phase 2a proof-of-concept study ongoing in ALS; topline results expected in first half of 2026
•SMA proof-of-concept study on track to start by end of year
•ARGX-119 R&D webinar to be hosted on September 16, 2025
Advance four new pipeline molecules and generate sustainable value through continued
investment in Immunology Innovation Program
argenx continues to invest in its Immunology Innovation Program (IIP) to drive long-term sustainable pipeline growth.
Through the IIP, four new pipeline candidates have been nominated, including: ARGX-213, targeting FcRn and further solidifying argenx’s leadership in this biology; ARGX-121, a first-in-class molecule targeting IgA; ARGX-109, targeting
IL-6, which plays an important role in inflammation, and a fourth pipeline candidate, a first-in-class sweeping antibody for which the target has not yet been disclosed.

argenx Half-Year 2025 Financial Report	Management report	4

Table of Contents	Management Report	Financial Statements	Notes
•Phase 1 results from ongoing ARGX-109 study expected in second half of 2025, and from ongoing ARGX-213 and
ARGX-121 studies expected in first half of 2026
•Entered strategic collaboration with Unnatural Products (UNP) to expand argenx discovery capabilities into the oral peptide space. This partnership reinforces argenx's commitment to enhance the patient experience and advance its pipeline of precision therapies.
2Financial highlights
Total operating income for the six months ended June 30, 2025, was $1,775 million compared to $902 million for the same period in 2024, and mainly consists of:
•Product net sales of VYVGART and VYVGART SC for the six months ended June 30, 2025, were $1,739 million compared to $876 million for the same period in 2024.
•Other operating income for the six months ended June 30, 2025, was $36 million compared to $26 million for the same period in 2024. The other operating income for the six months ended June 30, 2025 and 2024, primarily relates to research and development tax incentives and payroll tax rebates.
Total operating expenses for the six months ended June 30, 2025 were $1,435 million compared to $1,041 million for the same period in 2024, and mainly consist of:
•Cost of sales for the six months ended June 30, 2025, was $192 million compared to $96 million for the same period in 2024. The cost of sales was related to the sale of VYVGART and VYVGART SC.
•Research and development expenses for the six months ended June 30, 2025, were $637 million compared to
$450 million for the same period in 2024. The research and development expenses mainly relate to:
–the clinical development and expansion of efgartigimod in 15 severe autoimmune diseases;
–the ramp-up of studies for the development of empasiprubart into MMN, DGF, DM and CIDP;
–the investments for ARGX-119 in proof-of-concept studies ongoing in ALS, CMS and SMA; and
–other discovery and preclinical pipeline candidates.
•Selling, general and administrative expenses for the six months ended June 30, 2025, were $601 million compared to $492 million for the same period in 2024. The selling, general and administrative expenses mainly relate to professional and marketing fees linked to the global commercialization of VYVGART franchise, and personnel expenses.
Financial income for the six months ended June 30, 2025, was $76 million compared to $78 million for the same period in 2024.
Exchange gains for the six months ended June 30, 2025, were $76 million compared to $27 million of exchange losses for the same period in 2024. Exchange gains/losses are mainly attributable to unrealized exchange rate gains or losses on the cash, cash equivalents and current financial assets denominated in Euro.
Income tax for the six months ended June 30, 2025, consisted of $74 million of income tax expense compared to
$57 million of income tax benefit for the same period in 2024. Income tax expense for the six months ended June 30,
2025, consists of $70 million of current income tax expense and $4 million of deferred tax expense, compared to $16 million of current income tax expense and $72 million of deferred tax benefit for the comparable prior period.
Profit for the period of six months ended June 30, 2025 was $415 million compared to a loss of $33 million for the same period in 2024. On a per weighted average share basis, the basic profit per share was $6.80 compared to a loss per share of $0.55 for the six months ended June 30, 2025 and 2024, respectively.

argenx Half-Year 2025 Financial Report	Management report	5

Table of Contents	Management Report	Financial Statements	Notes
Cash flow from operating activities for the six months ended June 30, 2025 was $362 million compared to a cash flow used in operating activities for the same period in 2024 of $126 million.
3Risk factors
We refer to the description of risk factors in the 2024 annual report, pp. 81-118 as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 1-29. In
summary, the principal risks and uncertainties faced by us relate to: commercialization of our products and product candidates, including new indications, development and clinical testing of our products and product candidates, dependence on third parties, government regulations, financial position, business and industry, intellectual property, our organization and operations.
We also refer to the description of our financial risk management given in the 2024 annual report, pp. 278-281, which remains valid.
4Forward-looking statements
The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “aim,” “committed,” “continue,” “expand,” “expect,” “growth,” and “progress” and include statements argenx makes concerning its innovation agenda and growth strategy, including (i) its Vision 2030 to reach
50,000 patients globally across 10 labeled indications and to advance fix pipeline candidates into Phase 3 development by 2030 across efgartigimod, empasiprubart and ARGX-119 to create significant opportunity to expand into new therapeutic areas and reach broader patient populations and (ii) its goal to transform care for patients with high unmet need; its confidence regarding its growth trajectory; its commitment to improving the lives of people suffering from severe autoimmune diseases; its expectation regarding the insights from proof-of-concept and registrational studies across various programs; the advancement of anticipated clinical development, data readouts and regulatory milestones and plans, including: (1) the PFS decision on approval for gMG and CIDP expected in
Japan and Canada by end of 2025, (2) topline results for seronegative gMG (ADAPT-SERON) expected in second half of 2025 and for ocular and pediatric MG (ADAPT-OCULUS, JR) expected in first half of 2026, (3) topline results for ADVANCE-NEXT to support FDA submission of VYVGART IV for primary ITP expected in second half of 2026, (4)
new therapeutic areas and ongoing registrational studies in three subsets of myositis, thyroid eye disease (TED), and
Sjögren’s disease, with topline results from (a) ALKIVIA expected in second half of 2026, (b) two registrational
UplightTED studies expected in second half of 2026 and (c) registrational UNITY study expected in 2027, (5) proof-of-
studies ongoing in LN, SSc and AMR, with topline results expected in fourth quarter of 2025, second half of 2026 and
2027, respectively, (6) its plans to develop empasiprubart, including (a) registrational EMPASSION study in MMN, with topline results expected in second half of 2026, (b) registrational EMVIGORATE study in CIDP, expected to start in first half of 2025 and (c) topline results for DGM and DM expected in second half of 2025 and first half of 2026, respectively, (7) its plans to develop ARGX-119, including: (a) the registrational study to start in CMS in 2026; (b)
Phase 2a proof-of-concept study in ALS, with topline results expected in first half of 2026; and (c) SMA proof-of-
concept study; and (8) its plans to advance four new pipeline molecules and generate sustainable value through continue investment in its IIP, through (a) ongoing studies for ARGX-213 and ARGX-121, with results expected in first half of 2026, (b) ARGX-109, with Phase 1 results expected in second half of 2025, and (c) a fourth pipeline candidate, a first-in-class sweeping antibody for which the target has not yet been disclosed; and its goal of translating immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. By their nature, forward-
looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-
effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other

argenx Half-Year 2025 Financial Report	Statement of the board of directors	6

Table of Contents	Management Report	Financial Statements	Notes
regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange
Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the
SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.
5Statement of the board of directors
We hereby certify that, to the best of our knowledge, the unaudited condensed consolidated interim financial statements of argenx SE as of and for the six months ended June 30, 2025, prepared in accordance with IFRS®
Accounting Standards (IFRS) namely IAS 34 “Interim Financial Reporting” as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and total comprehensive income of the Company and the undertakings included in the consolidation as a whole, and that the management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
On behalf of the Board of Directors
Tim van Hauwermeiren, CEO

argenx Half-Year 2025 Financial Report	Unaudited condensed consolidated interim statements of financial position	7

Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated
interim financial statements
Unaudited condensed consolidated interim
statements of financial position

		As of
		June 30,	December 31,
(in thousands of $)	Note	2025	2024
Assets
Non‑current assets
Property, plant and equipment		45,795	43,517
Intangible assets		218,977	181,445
Deferred tax assets	14	899,607	924,299
Research and development incentive receivables		100,467	94,854
Investment in a joint venture	16	10,681	9,268
Prepaid expenses		23,643	23,643
Other non-current assets		46,683	42,393
Total non‑current assets		1,345,853	1,319,419

Current assets
Inventories	4	340,621	407,233
Prepaid expenses		362,715	187,948
Trade and other receivables	5	1,197,070	904,471
Research and development incentive receivables		1,157	4,625
Financial assets	6	1,842,200	1,878,890
Cash and cash equivalents	7	2,085,976	1,499,936
Total current assets		5,829,739	4,883,103

Total assets		7,175,592	6,202,522

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

argenx Half-Year 2025 Financial Report	Unaudited condensed consolidated interim statements of financial position	8

Table of Contents	Management Report	Financial Statements	Notes

		As of
		June 30,	December 31,
(in thousands of $)	Note	2025	2024
Equity and Liabilities
Equity	8
Equity attributable to owners of the parent
Share capital		7,264	7,227
Share premium		6,025,789	5,948,916
Translation differences		133,348	126,832
Accumulated losses		(1,156,977)	(1,571,804)
Other reserves		1,086,328	987,112
Total equity		6,095,752	5,498,283

Non-current liabilities
Provisions for employee benefits		2,368	1,803
Lease liabilities		35,568	32,520
Total non-current liabilities		37,936	34,323

Current liabilities
Lease liabilities		7,584	6,533
Trade and other payables	10	1,016,160	649,993
Tax liabilities		18,160	13,390
Total current liabilities		1,041,904	669,916

Total liabilities		1,079,840	704,239

Total equity and liabilities		7,175,592	6,202,522

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

argenx Half-Year 2025 Financial Report	Unaudited condensed consolidated interim statements of profit or loss	9

Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim
statements of profit or loss

		Six Months Ended
		June 30,
(in thousands of $ except per share data)	Note	2025	2024
Product net sales	11	1,738,644	875,918
Other operating income*		35,913	26,023
Total operating income		1,774,557	901,941

Cost of sales	4	(191,552)	(95,561)
Research and development expenses	12	(636,767)	(450,255)
Selling, general and administrative expenses	13	(601,150)	(491,694)
Loss from investment in a joint venture		(5,087)	(3,313)
Total operating expenses		(1,434,556)	(1,040,823)

Operating profit/(loss)		340,001	(138,882)

Financial income		75,517	77,828
Financial expense		(2,261)	(1,084)
Exchange gains/(losses)		76,003	(27,215)

Profit/(loss) for the period before taxes		$489,260	$(89,353)
Income tax (expense)/benefit	14	(74,433)	56,822
Profit/(loss) for the period		$414,827	$(32,531)
Profit/(loss) for the period attributable to:
Owners of the parent		414,827	(32,531)
Weighted average number of shares used for basic profit/(loss) per share	15	61,034,202	59,400,217
Basic profit/(loss) per share (in $)	15	6.80	(0.55)
Weighted average number of shares used for diluted profit/(loss) per share	15	65,653,007	59,400,217
Diluted profit/(loss) per share (in $)	15	6.32	(0.55)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.
**Comparative figures have been presented to be consistent with the one adopted in the current period with respect to the combination of collaboration revenue and other operating income.

argenx Half-Year 2025 Financial Report	Unaudited condensed consolidated interim statements of comprehensive income or loss	10

Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim
statements of comprehensive income or loss

		Six Months Ended
		June 30,
(in thousands of $)	Note	2025	2024
Profit/(loss) for the period		414,827	(32,531)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		6,516	(2,608)
Items that will not be reclassified subsequently to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as FVTOCI		4,989	(5,682)

Other comprehensive income/(loss), net of income tax		11,505	(8,290)

Total comprehensive profit/(loss) attributable to:
Owners of the parent		426,332	(40,821)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

argenx Half-Year 2025 Financial Report	Unaudited condensed consolidated interim statements of cash flows	11

Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim
statements of cash flows

		Six Months Ended
		June 30,
(in thousands of $)	Note	2025	2024
Operating profit/(loss)		340,001	(138,882)
Adjustments for non-cash items
Amortization of intangible assets		6,309	4,956
Depreciation of property, plant and equipment		6,954	3,667
Provisions for employee benefits		480	143
Expense recognized in respect of share-based payments	9	110,794	102,381
Fair value gains on financial assets at fair value through profit or loss		–	(445)
Loss from investment in a joint venture	16	5,087	3,313
Other non-cash expenses		30,582	8
		500,207	(24,859)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	5	(359,631)	(97,612)
(Increase)/decrease in inventories	4	35,001	(16,072)
(Increase)/decrease in other current assets		(170,209)	(45,821)
Increase/(decrease) in trade and other payables	10	359,541	76,710
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		7,116	(18,139)
Net cash flows from/(used) in operating activities, before interest and taxes		372,025	(125,793)
Interest paid		(664)	(157)
Income taxes (paid)/received	14	(9,515)	1,294
Net cash flows from/(used) in operating activities		361,846	(124,656)
Purchase of intangible assets		(43,841)	(21,500)
Purchase of property, plant and equipment		(5,207)	(811)
Purchase of current financial assets	6	(1,108,938)	(1,108,410)
Sale of current financial assets	6	1,154,260	568,410
Interest received		72,530	48,552
Investment in a joint venture	16	(6,500)	–
Net cash flows from/(used) in investing activities		62,304	(513,759)
Principal elements of lease payments		(1,012)	(3,604)
Payment of employee withholding taxes relating to restricted stock unit awards		(4,514)	(1,792)
Proceeds from exercise of stock options		79,016	45,470
Net cash flows from financing activities		73,490	40,074
Increase/(decrease) in cash and cash equivalents		497,640	(598,341)
Cash and cash equivalents at the beginning of the period	7	1,499,936	2,048,844
Exchange gains/(losses) on cash and cash equivalents		88,400	(12,256)
Cash and cash equivalents at the end of the period	7	2,085,976	1,438,247

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

argenx Half-Year 2025 Financial Report	Unaudited condensed consolidated interim statements of changes in equity	12

Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim statements of changes in equity

	Attributable to owners of the parent
(in thousands of $)	Share capital	Share premium	Accumulated losses	Translation differences	Share-based payment and income tax deduction on share-based payments	Fair value movement on investment in equity instruments designated as FVTOCI	Total equity attributable to owners of the parent	Total equity
Balance on January 01, 2024	7,058	5,651,497	(2,404,844)	131,543	771,725	(59,472)	4,097,507	4,097,507
Loss for the period			(32,531)				(32,531)	(32,531)
Other comprehensive income/(loss)				(2,608)		(5,682)	(8,290)	(8,290)
Total comprehensive income/(loss) for the period	–	–	(32,531)	(2,608)	–	(5,682)	(40,821)	(40,821)
Income tax benefit from excess tax deductions related to share-based payments					7,013		7,013	7,013
Share-based payments					102,544		102,544	102,544
Exercise of stock options	60	97,736					97,796	97,796
Ordinary shares withheld for payment of employees’ withholding tax liability		(1,792)					(1,792)	(1,792)
Balance on June 30, 2024	7,118	5,747,441	(2,437,375)	128,935	881,282	(65,154)	4,262,247	4,262,247

Balance on January 1, 2025	7,227	5,948,916	(1,571,804)	126,832	1,047,231	(60,119)	5,498,283	5,498,283
Profit for the period			414,827				414,827	414,827
Other comprehensive income				6,516		4,989	11,505	11,505
Total comprehensive income for the period	–	–	414,827	6,516	–	4,989	426,332	426,332
Income tax benefit from excess tax deductions related to share-based payments					(17,166)		(17,166)	(17,166)
Share-based payments					111,393		111,393	111,393
Exercise of stock options	37	81,387					81,424	81,424
Ordinary shares withheld for payment of employees’ withholding tax liability		(4,514)					(4,514)	(4,514)
Balance on June 30, 2025	7,264	6,025,789	(1,156,977)	133,348	1,141,458	(55,130)	6,095,752	6,095,752

Please refer to ‘‘Note 8 Share capital and share premium’’ for more information on the share capital.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

argenx Half-Year 2025 Financial Report	Notes to the unaudited condensed consolidated interim financial statements	13

Table of Contents	Management Report	Financial Statements	Notes
Notes to the unaudited condensed
consolidated interim financial
statements
1General information about the Company
argenx SE (‘‘the Company’’) is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The Company (COC 24435214) has its official seat in Amsterdam, the Netherlands and its registered office is at Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands.
argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol  “ARGX”
since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.
2Statement of compliance and basis of
preperation
The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting under IFRS® Accounting Standards (IFRS) as adopted by the European Union (EU-IFRS). The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31,
2024.
All amounts herein are presented in thousands of US dollar ($), unless otherwise indicated, rounded to the nearest
$ ‘000.
The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on July 30, 2025.
3Material accounting policy information
New standards and interpretations applicable for the annual period beginning on January 1, 2025
There were no significant changes in the material accounting policies and key sources of estimation uncertainty applied by us in these unaudited condensed consolidated interim financial statements compared to those used in the annual consolidated financial statements as of December 31, 2024.
The Company has not adopted new standards and interpretations since the year ended December 31, 2024.
The Company has concluded that the critical accounting judgement applied by the Company as of December 31,
2024 on the recognition of its Deferred Tax Assets does not constitute a critical accounting judgement as of the period ended June 30, 2025.

argenx Half-Year 2025 Financial Report	Notes to the unaudited condensed consolidated interim financial statements	14

Table of Contents	Management Report	Financial Statements	Notes
New standards and interpretations issued, but not yet applicable for the annual period beginning on January 1, 2025
The Group continues to evaluate the impacts of the application of the amendments and new standards being issued on the consolidated financial statements in future periods. We have not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective.
4Inventories

	As of June 30,	As of December 31,
(in thousands of $)	2025	2024
Raw materials and consumables	258,076	337,832
Inventories in process	11,957	26,357
Finished goods	70,588	43,044
Total inventories	340,621	407,233
The cost of inventories, which is recognized under “Cost of sales” on the unaudited condensed consolidated statements of profit or loss, amounted to $119 million for the six months ended June 30, 2025 (compared to $76 million for the six months ended June 30, 2024).
5Trade and other receivables
Trade and other receivables are composed of receivables which are detailed below:

	As of June 30,	As of December 31,
(in thousands of $)	2025	2024
Trade receivables	1,126,445	817,707
Interest receivables	37,720	40,214
Tax receivables	32,733	40,886
Other receivables	171	5,664
Total trade and other receivables	1,197,070	904,471
The carrying amounts of trade and other receivables approximate their respective fair values. On June 30, 2025 and
December 31, 2024, the Company did not have a material provision for expected credit losses.
6Financial assets - Current

	As of June 30,	As of December 31,
(in thousands of $)	2025	2024
Term accounts	1,842,200	1,878,890
Total current financial assets	1,842,200	1,878,890
On June 30, 2025, the current financial assets included $117 million (€100 million) held in EUR which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional and reporting currency is USD.

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7Cash and cash equivalents

	As of June 30,	As of December 31,
(in thousands of $)	2025	2024
Money market funds	2,082,094	1,394,409
Term accounts	–	100,000
Cash and bank balances	3,882	5,527
Total cash and cash equivalents	2,085,976	1,499,936
Cash and cash equivalents comprise cash and bank balances, term accounts with an original maturity not exceeding three months, and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.
Cash positions are invested with preferred financial partners, which are considered to be high quality financial institutions with sound credit ratings to reduce credit risk.
On June 30, 2025, cash and cash equivalents included $429 million (€366 million) held in EUR which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional and reporting currency is USD.
8Share capital and share premium
On June 30, 2025, the Company’s share capital was represented by 61,166,252 shares. All shares were issued, fully paid up and of the same class. The table below summarizes the share issuances as a result of the exercise of stock options and vesting of restricted stock units under the Company’s Employee Stock Option Plan, for the period ended
June 30, 2025.

Number of shares outstanding on December 31, 2024	60,760,957
Exercise of stock options	346,001
Vesting of RSUs	59,294
Number of shares outstanding on June 30, 2025	61,166,252
9Share-based payments
The Company has an equity incentive plan for the employees, key consultants, board members, senior managers and key outside advisors (“key persons”) of the Company and its subsidiaries. In accordance with the term of the plan, as approved by shareholders, employees may be granted stock options and/or restricted stock units and/or performance stock units.
9.1Stock options
The stock options are granted to key persons of the Company and its subsidiaries. The stock options may be granted to purchase ordinary shares at an exercise price. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. The stock options carry neither rights to dividends nor voting rights. Stock options may be exercised at any time from the date of vesting to the date of their expiry.

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Table of Contents	Management Report	Financial Statements	Notes
The stock options granted vest, in principle, as follows:
•1/3rd of the total stock options granted on the first anniversary of the granting of the stock options; and
•1/36th of the total grant on the first day of each month following the first anniversary of the date of grant of the stock options.
Stock options granted to non-executive directors vest on the third anniversary of the date of grant.
Upon leave of the key persons stock options must be exercised before the later of (i) 90 days after the last working day at argenx, or (ii) March 31 of the 4th year following the date of grant of those stock options, and in any case no later than the expiration date of the option.
No other conditions are attached to stock options.
Below is an overview of the parameters used in relation to the new grant during the six months ended June 30, 2025:

Stock options granted in	March 2025		June 2025 1)
Number of options granted	21,469		593,475
Average Fair value of options (in $) 2)	147.95 - 194.55		177.33 - 195.75
Share price (in $) 2)	547.67 - 584.66		550.61
Exercise price (in $) 2)	596.99		561.74
Expected volatility	32.61 - 33.43%	%	31.56 - 31.61%
Average Expected option life (in years)	4.33 - 6.52		5.34 - 6.35
Risk‑free interest rate	1.91 - 2.43%	%	2.30 - 2.37%
Expected dividends	–%	%	–%

1)In June 2025, the Company granted a total of 593,475 stock options of which 180,620 stock options to Belgian taxed beneficiaries. Belgian taxed beneficiaries can choose between a contractual term of 5 or 10 years. The expected option life ranges between 4.16 and 6.35 years. The fair value per option granted to Belgian taxed beneficiaries at grant date would have ranged from $153.82 to $195.75 depending on the accepted terms of the grant. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of 5 or 10 years.
2)Amounts have been converted to USD at the applicable rate prevailing at the grant date.

The total share-based payment expense related to stock options recognized in the unaudited condensed consolidated interim statement of profit or loss totaled $55 million for the six months ended June 30, 2025 compared to $70 million for the six months ended June 30, 2024.
9.2Restricted Stock Units (RSUs)
The RSUs are granted to key persons of the Company and its subsidiaries. The RSUs have been granted free of charge. Each employee’s RSUs converts into one ordinary share of the Company upon vesting. The RSUs carry neither rights to dividends nor voting rights. RSUs once converted into ordinary shares, may be sold at any time from the date of vesting, have no expiry date and may be held by the participant without limitation. The fair value of RSUs is based on the closing sale price of our Company’s common stock on the day prior to the date of issuance. RSUs vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant.
RSUs granted to non-executive directors prior to the year ended December 31, 2024 vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant. RSUs granted to non-executive directors as from the year ended December 31, 2024 vest at the one year anniversary of the grant and are subject to a holding period of three years after vesting. The Company has assessed a reduction in fair value associated to RSUs subject to a holding period.
The total share-based payment expense related to RSUs recognized in the unaudited condensed consolidated interim statements of profit or loss totaled $56 million for the six months ended June 30, 2025 compared to $33 million for six months ended June 30, 2024.

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Table of Contents	Management Report	Financial Statements	Notes
9.3Performance Stock Units (PSUs)
The PSUs are granted to key persons of the Company and its subsidiaries. The PSUs have been granted free of charge. Each employee’s PSUs converts into one ordinary share of the Company upon vesting. The PSUs carry neither rights to dividends nor voting rights. PSUs once converted into ordinary shares, may be sold at any time from the date of vesting, have no expiry date and may be held by the participant without limitation. The fair value of PSUs is based on the closing sale price of our Company’s common stock on the day prior to the date of issuance.
PSUs vest at the end of their three-year performance period. Pay-out levels depend upon the achievement of performance measures, subject to threshold, target and maximum levels as determined by the Board. PSUs have a maximum upside payout opportunity of 150% of target.
The Company granted 30,360 units of PSUs on June 30, 2025. This is the first grant of PSUs by the Company.
10Trade and other payables

	As of June 30,	As of December 31,
(in thousands of $)	2025	2024
Trade payables	531,969	342,228
Sales rebates and reserves	320,234	140,474
Short‑term employee benefits	127,720	150,818
Other payables	36,237	16,473
Total trade and other payables	1,016,160	649,993
The carrying amounts of trade and other payables approximate their respective fair values.
Trade payables correspond primarily to research & development, commercial and manufacturing activities and include accrued expenses related to these activities.
Short-term employee benefits include payables and accruals for compensation and bonuses to be paid to the employees of the Company.
The following table summarizes the movement in the sales rebates and reserves:

(in thousands of $)	Rebates and chargebacks	Distribution fees and product returns	Total sales rebates and reserves
Balance on January 1, 2025	127,411	13,063	140,474
Estimate related to current period sales	355,083	49,371	404,454
Adjustment for prior year sales	(3,922)	212	(3,710)
Credits or payments	(185,975)	(44,470)	(230,445)
Foreign currency translation differences	9,975	(514)	9,461
Balance on June 30, 2025	302,572	17,662	320,234

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Table of Contents	Management Report	Financial Statements	Notes
11Segment reporting
The Company manages its activities and operates as one business unit which is reflected in its organizational structure and internal reporting. The Company does not distinguish in its internal reporting different segments, neither business nor geographical segments. The chief operating decision-maker is the Board of Directors.
The following table summarizes the product net sales by country of sales based on the country of the entity that recognizes product net sales:

	Six Months Ended
	June 30,
(in thousands of $)	2025	20241)
United States	1,482,882	754,542
Japan	83,678	38,114
China	32,902	16,196
Netherlands	1,588	–
Rest of the World	137,594	67,066
Total product net sales	1,738,644	875,918

1)Comparative figures have been presented to be consistent with the one adopted in the Company’s latest Annual Report.
The Company sells its products through a limited number of distributors and wholesalers. Five U.S. customers represent approximately 85% of the product net sales during the six months ended June 30, 2025 (compared to 86%
for the same period in 2024).
12Research and development expenses

	Six Months Ended
	June 30,
(in thousands of $)	2025	2024
External research and development expenses	416,448	286,038
Personnel expenses	167,840	132,903
BIS expenses	26,429	16,493
Materials and consumables	3,983	2,309
Depreciation and amortization	5,047	2,769
Other expenses	17,020	9,743
Total research and development expenses	636,767	450,255

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Table of Contents	Management Report	Financial Statements	Notes
13Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in thousands of $)	2025	2024 1)
Personnel expenses	225,419	194,026
Marketing services	178,240	150,341
Professional fees	105,550	90,576
BIS expenses	21,259	11,647
Supervisory board	8,558	4,267
Facilities and occupancy expenses	8,479	6,613
Depreciation and amortization	3,548	1,424
Other expenses	50,097	32,800
Total selling, general and administrative expenses	601,150	491,694

1)Comparative figures have been presented to be consistent with the one adopted in the Company’s latest Annual Report.
14Income taxes
The Company recorded an income tax expense of $74 million for the six months ended June 30, 2025 compared to an income tax benefit of $57 million for the same period in 2024.
Income tax expense for the six months ended June 30, 2025, consists of $70 million of current income tax expense and $4 million of deferred tax expense, compared to $16 million of current income tax expense and $72 million of deferred tax benefit for the comparable prior period.
The key elements impacting the effective tax rate for the six months ended June 30, 2025 were primarily the mix of income generated among the jurisdictions in which the Company operates and various tax incentives in certain jurisdictions.
15Earnings per share

	Six Months Ended
	30 June,
(in thousands of $ except for shares and EPS)	2025	2024
Profit/(loss) for the period	$414,827	$(32,531)
Weighted average number of shares outstanding	61,034,202	59,400,217
Basic profit/(loss) per share (in $)	6.80	(0.55)
Weighted average number of shares outstanding for purpose of diluted profit/(loss) per share	65,653,007	59,400,217
Diluted profit/(loss) per share (in $)	6.32	(0.55)
Profit/(loss) per ordinary share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares during the period. Diluted profit/(loss) per share is calculated by adjusting the weighted average number of shares by in the money outstanding dilutive stock options, RSUs and PSUs.
As the Company reported a net loss for the six months ending June 30, 2024, stock options and RSUs had an anti-
dilutive effect rather than a dilutive effect. As such, there is no difference between basic and diluted loss per ordinary share for this periods.

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Table of Contents	Management Report	Financial Statements	Notes
16Related party transactions
In 2022, the University of Colorado Anschutz Medical Campus and the University of Colorado Health (UCHealth)
created an asset-centric spin-off, OncoVerity, Inc (OncoVerity), focused on optimizing and advancing the development of cusatuzumab, a novel anti-CD70 antibody, in acute myeloid leukemia (AML). OncoVerity is an entity of co-creation, combining the extensive translational biology insights from Dr. Clayton Smith, M.D. from the University of Colorado with our experience on the CD70/CD27 pathway. The Company contributed $6.5 million in 2025 ($7 million in the year ended December 31, 2024).
The investment has been accounted under IAS 28 Investment in associates and Joint Ventures using the equity method of accounting and has been designated as an “Investment in a joint venture” in the unaudited condensed consolidated interim statements of financial position. The share of net loss resulting from investment in joint ventures is presented in the unaudited condensed consolidated interim statements of profit or loss and the unaudited condensed consolidated interim statements of other comprehensive income or loss in line “Loss from investment in a joint venture”. The cash contributions made by the Company to the Joint Venture is reported under Cash flow from investing activities under “Investment in a joint venture” in the unaudited condensed consolidated interim statements of cash flows.
During the six months ended June 30, 2025 a total of 73,091 stock options and 24,742 PSUs were granted to senior management members as a group. During the six months ended June 30, 2025 a total of 5,624 restricted stock units were granted to non-executive board members.
17Commitments
As of the balance sheet date, there were no commitments signed for the acquisition of property, plant and equipment.
In February 2019, the Company entered into a global collaboration and license agreement with Halozyme
Therapeutics., which was later amended in September 2020 and again in September 2024.
Under the terms of the agreement, the Company will pay up to $70 million to achievement of specific regulatory and sales-based milestones related specifically to its FcRn target. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.
Further, the Company will pay up to $78 million per other non-FcRn target subject to achievement of specified development, regulatory and sales-based milestones. This amount represents the maximum amount that would be paid per target if all milestones would be achieved but excludes variable royalty payments based on unit sales. The
Company has a total of six nominated targets under this agreement including its FcRn target.
The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and its manufacturing activities related to the potential future commercialization. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, the Company has outstanding commitments for efgartigimod under the commercial supply agreements of $456 million as of June 30, 2025.
The Company has engaged with Fujifilm for large-scale manufacturing of efgartigimod drug substance. The commitments under this commercial supply agreement total $130 million as of June 30, 2025.

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Table of Contents	Management Report	Financial Statements	Notes
18Events after the balance sheet date
No events have occurred after the balance sheet date that could have a material impact on the unaudited condensed consolidated financial statements.